UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On April 30, 2024, Cemex, S.A.B. de C.V. (NYSE:CX) (“Cemex”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that Fitch Ratings (“Fitch”) has upgraded Cemex’s Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) to ‘BBB-’ from ‘BB+’, senior unsecured notes to ‘BBB-’ from ‘BB+’ and subordinated hybrid issuance to ‘BB’ from ‘BB-’. Fitch has also upgraded Cemex’s National Long-Term rating to ‘AA+(mex)’ from ‘AA(mex)’, and has affirmed the National Short-Term Rating at ‘F1+’. The Rating Outlook is Stable.

The information furnished with this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: April 30, 2024	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller